FURTHER EXTENSION AGREEMENT

	Scientific Industries, Inc., a Delaware corporation
(the "Company"), and Joseph G.
Cremonese and Laboratory Innovations Company, Ltd, (collectively, the "Consultant") do hereby agree that the engagement of the Consultant by the Company pursuant to the Fifth Amended and Restated Consultant Agreement, dated January 20, 2012, as extended by the Extension Agreement dated November 29, 2012 (the "Restatement") shall be extended through December 31, 2014 on the same terms as the Restatement except that the compensation of $3,300 per month is increased commencing January 1, 2014 to $3,600 per month..

Dated: December 12, 2013


					SCIENTIFIC INDUSTRIES, INC.



					By:  /s/ Helena R. Santos
					Helena R. Santos, President


					JOSEPH G. CREMONESE

                                        /s/ Joseph G. Cremonese


					LABORATORY INNOVATIONS COMPANY, LTD


					By:   /s/Joseph G. Cremonese

						Joseph G. Cremonese